UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For Period Ended:	July 1, 2006

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

The Warnaco Group, Inc.
Full Name of Registrant

Former Name if Applicable

501 Seventh Avenue
Address of Principal Executive Office (Street and Number)

New York, New York 10018
City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On August 8, 2006, The Warnaco Group, Inc. (the "Company") announced that it will restate its previously reported financial statements for its fiscal year ended December 31, 2005 and first fiscal quarter ended April 1, 2006. The restatements are required as a result of certain irregularities and errors discovered by the Company during the Company's second quarter closing review. The irregularities primarily relate to the accounting for certain returns and vendor allowances at the Company’s Chaps® menswear division. These matters were reported to the Company’s Audit Committee, which engaged outside counsel, who in turn retained independent forensic accountants, to investigate and report to the Audit Committee. Based on information obtained in that investigation, and also to correct for an error which resulted from the implementation of the Company’s new systems infrastructure at its Swimwear Group in the first quarter of fiscal 2006, and certain immaterial errors, the Audit Committee accepted management’s recommendation that the Company restate its financial statements. For more information, please refer to the Company’s August 8, 2006 press release relating to these matters, included as Exhibit 99.1 to the Company's Form 8-K filed on August 8, 2006 with the Securities and Exchange Commission.

As disclosed in the August 8, 2006 press release, the Company believes that the matters causing the restatements have been identified and that management has taken appropriate corrective action. However, because the Audit Committee and its advisors have not fully completed their investigation with respect to such matters, the Company’s analysis of the restatement adjustments has not been finalized. In light of the impact of such restatements on information to be included in the Company’s quarterly report on Form 10-Q for the quarter ended July 1, 2006, the Company’s analysis of the restatements must be finalized prior to completion of the Company’s second quarter closing review. Accordingly, the Company will not be able to complete the preparation of the Form 10-Q within the required time frame without unreasonable effort and expense.

Management is working diligently to complete the restatement of its financial statements and expects to file the Quarterly Report on Form 10-Q for the quarter ended July 1, 2006 with the Securities and Exchange Commission on August 15, 2006, the fifth calendar day following the required filing date for the Form 10-Q.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jay A. Galluzzo	212	287-8000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As disclosed in the Company’s August 8, 2006 press release, the Company expects, based on information currently available, that earnings for the second quarter of fiscal 2006 will be in the range of approximately $0.06 to $0.08 per diluted share. The Company notes that these results include the operations of the Calvin Klein Jeans and related businesses in Europe and Asia (the “CKJEA Business”), which were acquired on January 31, 2006. Last year, the Company reported earnings for the second quarter ended July 2, 2005 of $0.14 per diluted share. The Company also expects, based on information currently available, that revenues for the second quarter of fiscal 2006, including the CKJEA Business, will be approximately 20% above reported revenues for the second quarter of fiscal 2005, with approximately 3% growth in the Company’s pre-acquisition businesses.

Until the Audit Committee has finalized its investigation and the restatements described above, the effects of the restatements on the second quarter of fiscal 2006 remain preliminary and subject to adjustment, possibly by amounts that could be material individually or in the aggregate.

Forward-Looking Statements

This Form 12b-25, as well as certain other written, electronic and oral disclosure made by the Company from time to time, contains “forward-looking statements” within the meaning of Rule 3b-6 under the Securities Exchange Act of 1934, as amended, Rule 175 under the Securities Act of 1933, as amended, and relevant legal decisions. The forward-looking statements involve risks and uncertainties and reflect, when made, the Company’s estimates, objectives, projections, forecasts, plans, strategies, beliefs, intentions, opportunities and expectations. Actual results may differ materially from anticipated results or expectations and investors are cautioned not to place undue reliance on any forward-looking statements. Statements other than statements of historical fact are forward-looking statements. These forward-looking statements may be identified by, among other things, the use of forward-looking language, such as the words “believe,” “anticipate,” “estimate,” “expect,” “intend,” “may,” “project,” “scheduled to,” “seek,” “should,” “will be,” “will continue,” “will likely result,” or the negative of those terms, or other similar words and phrases or by discussions of intentions or strategies.

The following factors, among others and in addition to those described in the Company’s reports filed with the SEC (including, without limitation, those described under the headings “Risk Factors” and “Statement Regarding Forward-Looking Disclosure,” as such disclosure may be modified or supplemented from time to time), could cause the Company’s actual results to differ materially from those expressed in any forward-looking statements made by it: economic conditions that affect the apparel industry; the Company’s failure to anticipate, identify or promptly react to changing trends, styles, or brand preferences; further declines in prices in the apparel industry; declining sales resulting from increased competition in the Company’s markets; increases in the prices of raw materials; events which result in difficulty in procuring or producing the Company’s products on a cost-effective basis; the effect of laws and regulations, including those relating to labor, workplace and the environment; changing international trade regulation, including as it relates to the imposition or elimination of quotas on imports of textiles and apparel; the Company’s ability to protect its intellectual property or the costs incurred by the Company related thereto; the Company’s dependence on a limited number of customers; the effects of the consolidation of the retail sector; the Company’s dependence on license agreements with third parties; the Company’s dependence on the reputation of its brand names, including, in particular, Calvin Klein; the Company’s exposure to conditions in overseas markets in connection with the Company’s foreign operations and the sourcing of products from foreign third-party vendors; the Company’s foreign currency exposure; the Company’s history of insufficient disclosure controls and procedures and internal controls and restated financial statements; unanticipated future internal control deficiencies or weaknesses or ineffective disclosure controls and procedures; the sufficiency of cash to fund operations, including capital expenditures; the Company’s ability to service its indebtedness, the effect of changes in interest rates on the Company’s indebtedness that is subject to floating interest rates and the limitations imposed on the Company’s operating and financial flexibility by the agreements governing the Company’s indebtedness; the Company’s dependence on its senior management team and other key personnel; disruptions in the Company’s operations caused by difficulties with new systems infrastructure; the limitations on purchases under the Company’s share repurchase program contained in the Company’s debt instruments, the number of shares that the Company purchases under such program and the prices paid for such shares; the failure of newly acquired businesses to generate expected levels of revenues; the failure of the Company to successfully integrate such businesses with its existing businesses (and as a result, not achieving all or a substantial portion of the anticipated benefits of the acquisition); and such newly acquired business being adversely affected, including by one or more of the factors described above and thereby failing to achieve anticipated revenues and earnings growth.

The Company encourages investors to read the section entitled “Risk Factors” and the discussion of the Company’s critical accounting policies under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Discussion of Critical Accounting Policies” included in the Company’s Annual Report on Form 10-K, as such discussions may be modified or supplemented by subsequent reports that the Company files with the SEC. The foregoing discussion is not exhaustive but is designed to highlight important factors that may affect actual results. Forward-looking statements speak only as of the date on which they are made, and, except for the Company’s ongoing obligation under the U.S. federal securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The Warnaco Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	August 10, 2006	By:	/s/ Jay A. Galluzzo
		Name:	Jay A. Galluzzo
		Title:	Senior Vice President, General
Counsel & Secretary

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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